Exhibit 99.1

Nayax Provides a Business Operations Update

The war in Israel is not expected to have a material impact

HERZLIYA, Israel, October 18, 2023 — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX) (“Nayax” or the “Company”), a global commerce enablement, payments and loyalty platform designed to help merchants scale their business, today announced that an internal analysis of actual and potential effects of the ongoing war in Israel has concluded, based on what we know as of today, that the war has not materially disrupted the Company's business operations, nor is it expected at this time to have a material adverse effect on the Company's ongoing business operations.

Specifically, the analysis concluded that there are no current or expected material interruptions to the Company's business continuity, supply chain, sales of products or services, backlog of orders or employee productivity. While the Company's R&D center is located in Israel, only approximately 8% of its revenues are derived from Israel, and such revenues are not currently expected to be materially impacted by the war.

Because the security situation in Israel is developing rapidly, the Company's conclusions about the impact of the war on its business operations and financial results may change as the war continues. Nayax will provide further public updates as warranted. The Company also recommends reference to our risk factor titled "Political, economic and military conditions in Israel could materially and adversely affect our business" included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 1, 2023. The report can be found here: Nayax SEC Filings

Yair Nechmad, Nayax co-founder and Chief Executive Officer commented: "We are heartbroken by the horrific acts of violence and terror that occurred in Israel. As always, our first responsibility during these uncertain times is the health and safety of our employees and their families. Our deepest condolences to all the people and families who have been affected and have lost loved ones. We hope for the safe and speedy return of all the hostages. Our thoughts are with our employees and customers in Israel.   While the terrible situation in Israel continues, we remain confident in the execution of our strategy and long-term growth plans.”

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others, including expectations about the impact of the war in Israel on the Company's business operations and financial results. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: the development of the war, our expectations regarding general market conditions,; changes in the market and political perspective of Israel; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants increase their revenue while decreasing their operational cost. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.com

Investor Relations Contact:
Virginea Stuart Gibson
Vice President, Investor Relations
virgineas@nayax.com